Exhibit 21.1

Principal Subsidiaries and Variable Interest Entities of the Registrant

Principal Subsidiaries	Place of Incorporation
Qiniu (China) Limited	Hong Kong
Kongshan Internet Technology (Shanghai) limited	PRC
Beijing Kongyu Information Technology Co., Ltd.	PRC

Variable Interest Entities	Place of Incorporation
Shanghai Qiniu Information Technology Co., Ltd.	PRC
Beijing Kongshan Information Technology Co., Ltd.	PRC
Shanghai Qiniu Internet Technology Co.,Ltd.	PRC